UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2008	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Third Quarter Fiscal Year 2008

Havant, UK – September 30, 2008 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the third fiscal quarter ended August 31, 2008.  Revenues for the third quarter were $280.8 million, an increase of 19.9% compared to revenues of $234.2 million for the same period last year.

For the third quarter, GAAP net income was $7.8 million, or $0.26 per diluted share, compared to GAAP net income of $4.3 million, or $0.14 per diluted share, in the same period last year. Non-GAAP net income increased 45% to $10.8 million, or a diluted earnings per share of $0.36, compared to non-GAAP net income of $7.4 million, or $0.25 per diluted share, in the same quarter a year ago (1).

Gross profit margin in the third quarter was 17.6%, compared to 17.9% in the same period last year.

Revenues from our Networked Storage Solutions products were $213.1 million as compared to $174 million in the same quarter a year ago, an increase of 22.5%. Gross profit margin in the Networked Storage Solutions business was 13.3% as compared to 14.9% a year ago, primarily due to the one-time direct labor costs associated with the implementation of our new SAP ERP system.  Revenues from our Storage Infrastructure products were $67.7 million as compared to $60.2 million in the same quarter a year ago, an increase of 12.4%. Gross profit margin in the Storage Infrastructure business was 31.6% as compared to 27.2% a year ago, primarily as a result of variation in product mix.

“Our third quarter results were satisfactory in the context of the challenging economic climate and the cautious spending displayed by some of our larger customers.  I was pleased with our execution and remain confident that the storage industry will continue to grow. As we enter our fourth quarter and near term planning, we do so with some caution due to the current uncertainty in the global economy. We will however continue to work towards maximizing our flexibility in order to best support our customers through these challenging times” said Steve Barber, CEO of Xyratex.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•      Revenue in the fourth quarter of 2008 is projected to be in the range $287 to $307 million.

•      Fully diluted earnings per share are anticipated to be between $0.24 and $0.36 on a GAAP basis in the fourth quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.32 and $0.44. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain non-recurring items and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Tuesday, September 30, 2008 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (800) 510-9691 in the United States and +1 (617) 614-3453 outside of the United States, passcode 32067180. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through October 7, 2008 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 78433983.

(1) Non-GAAP net income and diluted earnings per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as income from sale of a product line, (d) the related tax effects and (e) the effect of changes in income tax rates and exchange rates on the income tax expense. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred and in addition has not been measured consistently as a result of the implementation of FAS 123R; (c) the income from the sale of the product line is non-recurring and does not form part of the Company’s core operations; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (e) the effect of changes in income tax rates and exchange rates on deferred tax balances is non-cash and is not comparable across periods or with other companies.

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the fourth quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$213,100	$174,004	$633,470	$506,774
Storage Infrastructure	67,680	60,210	130,819	176,871
Total revenues	280,780	234,214	764,289	683,645

Cost of revenues	231,293	192,274	641,312	560,449
Gross profit:
Networked Storage Solutions	28,401	25,847	88,632	72,408
Storage Infrastructure	21,386	16,403	35,332	51,670
Equity compensation	(300)	(310)	(987)	(882)
Total gross profit	49,487	41,940	122,977	123,196
Operating expenses:
Research and development	22,279	20,187	63,171	58,189
Selling, general and administrative	17,050	16,061	47,702	45,445
Amortization of intangible assets	1,122	1,517	3,659	4,819
Total operating expenses	40,451	37,765	114,532	108,453
Operating income	9,036	4,175	8,445	14,743
Other income	—	—	—	890
Interest income, net	185	824	1,452	2,253
Income before income taxes	9,221	4,999	9,897	17,886
Provision for income taxes	1,408	733	2,059	1,504
Net income	$7,813	$4,266	$7,838	$16,382

Net earnings per share:
Basic	$0.27	$0.15	$0.27	$0.57
Diluted	$0.26	$0.14	$0.26	$0.55

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	29,166	29,048	29,178	28,873
Diluted	29,914	29,941	29,905	29,840

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2008	2007
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$27,216	$70,678
Accounts receivable, net	155,162	122,327
Inventories	156,609	91,662
Prepaid expenses	4,378	2,994
Deferred income taxes	3,000	3,000
Other current assets	2,630	8,275
Total current assets	348,995	298,936
Property, plant and equipment, net	43,575	37,421
Intangible assets, net	51,557	54,175
Deferred income taxes	19,698	19,743
Total assets	$463,825	$410,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$145,152	$96,046
Employee compensation and benefits payable	11,380	13,280
Deferred revenue	11,544	15,212
Income taxes payable	1,817	1,165
Other accrued liabilities	15,585	11,311
Total current liabilities	185,478	137,014
Long-term debt	—	—
Total liabilities	185,478	137,014

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,091 and 28,793 issued and outstanding	291	291
Additional paid-in capital	363,682	356,268
Accumulated other comprehensive income	(2,286)	1,847
Accumulated deficit	(83,340)	(85,145)
Total shareholders’ equity	278,347	273,261
Total liabilities and shareholders’ equity	$463,825	$410,275

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 31,	August 31,
	2008	2007
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$7,838	$16,382
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,098	10,115
Amortization of intangible assets	3,659	4,819
Non-cash equity compensation	5,891	5,820
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(32,835)	(19,836)
Inventories	(64,947)	4,044
Prepaid expenses and other current assets	1,623	(3,638)
Accounts payable	49,106	23,656
Employee compensation and benefits payable	(1,900)	(4,898)
Deferred revenue	(3,668)	(5,827)
Income taxes payable	652	(50)
Deferred income taxes	775	839
Other accrued liabilities	1,008	(1,636)
Net cash provided by (used in) operating activities	(21,700)	29,790

Cash flows from investing activities:
Investments in property, plant and equipment	(17,252)	(11,301)
Acquisition of intangible assets	—	(4,855)
Acquisition of business, net of cash received	—	(1,661)
Net cash used in investing activities	(17,252)	(17,817)

Cash flows from financing activities:
Payments of long-term borrowings	—	(7,000)
Repurchases of common shares	(6,037)	—
Proceeds from issuance of shares	1,527	2,319
Net cash used in financing activities	(4,510)	(4,681)
Change in cash and cash equivalents	(43,462)	7,292
Cash and cash equivalents at beginning of period	70,678	56,921
Cash and cash equivalents at end of period	$27,216	$64,213

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income

GAAP net income	$7,813	$4,266	$7,838	$16,382

Amortization of intangible assets	1,122	1,517	3,659	4,819
Equity compensation	1,715	1,990	5,891	5,820
Other income	—	—	—	(890)
Tax effect of non-GAAP adjustments	(794)	(1,056)	(2,767)	(2,448)
Effect on deferred tax of changes to UK tax rates and exchange rates	900	703	1,444	703

Non-GAAP net income	$10,756	$7,420	$16,065	$24,386

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.26	$0.14	$0.26	$0.55

Amortization of intangible assets	0.04	0.05	0.12	0.16
Equity compensation	0.06	0.07	0.20	0.20
Other income	—	—	—	(0.03)
Tax effect of non-GAAP adjustments	(0.03)	(0.03)	(0.09)	(0.08)
Effect on deferred tax of changes to UK tax rates and exchange rates	0.03	0.02	0.05	0.02

Diluted non-GAAP earnings per share	0.36	$0.25	$0.54	$0.82

Summary Of Equity Compensation

Cost of revenues	300	310	987	882
Research and development	555	620	1,902	1,766
Selling, general and administrative	860	1,060	3,002	3,172

Total equity compensation	1,715	1,990	5,891	5,820

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: September 30, 2008	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer